                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   600533 20 2
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                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700


--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 28, 2003
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             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [X]


                         (Continued on following pages)

--------------------------
CUSIP 600533 20 2                     13D              Page 2
--------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mr. David A. Miller
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            97,774
   NUMBER OF         -----------------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 8,403
     EACH            -----------------------------------------------------------
   REPORTING          9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                   97,774
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            8,403
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      106,177
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------
CUSIP 600533 20 2                     13D              Page 2
--------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Oak Shores Investments, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
   NUMBER OF         -----------------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 8,403
     EACH            -----------------------------------------------------------
   REPORTING          9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                   0
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            8,403
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,403
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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Item 1.   Security and Issuer

     The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Miller Exploration Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3104 Logan Valley Road, Traverse City, Michigan.

Item 2.   Identity and Background

     (a), (b), (c) and (f). This statement is being filed on behalf of Mr. David
A. Miller, a United States citizen ("Mr. Miller), and Oak Shores Investments, Inc. a Michigan corporation ("OSI," and together with Mr. Miller, "Reporting Persons," and each, a "Reporting Person").

     OSI's principal business is oil and gas investments and land contracts. The principal business address and the principal office address of OSI is 8808 Pine Island Court, Mattawan, Michigan 49071.

     The present principal occupation of Mr. Miller is serving as a president of OSI. Mr. Miller is the sole executive officer and sole director of OSI. The business address of Mr. Miller and OSI is stated in the preceding paragraph.

     (d) and (e). Neither of the Reporting Persons, during the past five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4.   Purpose of Transaction

     The Reporting Persons acquired their shares of Common Stock prior to the Company's initial public offering in February 1998.

     The Reporting Persons acquired the shares as an investment. Except for entering into that certain Stockholder Agreement dated May 28, 2003, by and among Edge Petroleum, a Delaware corporation ("Edge Petroleum"), and the persons set forth on Exhibit A thereto, in connection with the proposed merger of the Company with Edge Delaware Sub Inc., a Delaware corporation and a wholly owned subsidiary of Edge Petroleum, the Reporting Persons do not have any plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuers or any of its subsidiaries;

     (c) A sale of transfer of a material amount of assets of the issuer of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5    Interest in Securities of Issuer

     (a) and (b)   Mr. Miller may be deemed to beneficially own in the aggregate
106,177 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock. Mr. Miller has sole voting and dispositive power over 97,774 shares. By reason of him being the sole trustee of a revocable trust who owns 100% of the outstanding voting securities of OSI, Mr. Miller may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition, of the 8,403 shares of Common Stock owned directly by OSI and, representing 0.4% of the outstanding shares of Common Stock. OSI does not have sole voting and dispositive power over any shares of Common Stock and as a result of the relationships described herein OSI may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition, of the 8,403 shares of Common Stock owned directly by it.

     Mr. Miller has a pecuniary interest in 127,551 shares of Common Stock owned by Ms. Kellie K. Miller. Ms. Kellie K. Miller is the spouse of Mr. Miller. Mr. Miller does not have voting or dispositive power over these shares and, therefore, such shares are not included in this report.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

Item 7.   Material to be Filed as Exhibits

10.1* Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

99.1** Joint Filing Agreement, dated June 9, 2003, between Oak Shores Investments, Inc. and David A. Miller.


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* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of
Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).

** Filed herewith.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   June 9, 2003                           By: /s/ David A. Miller
   ---------------------                      -------------------
           Date                                Name: David A. Miller


                                          OAK SHORES INVESTMENTS, INC.

   June 9, 2003                           By: /s/ David A. Miller
   ---------------------                      -------------------
           Date                                Name: David A. Miller
                                               Title: President

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                                  EXHIBIT INDEX

10.1* Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

99.1** Joint Filing Agreement, dated June 9, 2003, between Oak Shores Investments, Inc. and David A. Miller.


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* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of
Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).

** Filed herewith.